Exhibit 99.1

News Release

Stantec to design major terminal expansion at Edmonton International Airport

EDMONTON AB (November 10, 2008) TSX, NYSE:STN

North American design firm Stantec has signed a letter of intent to design the new terminal expansion at Edmonton International Airport (EIA). This major project will increase capacity of the airport by about 50% to accommodate an estimated nine million annual passengers.

“Airports are one of Stantec’s areas of focus and specialization where we provide a breadth of design services around the world,” says Tony Franceschini, Stantec President and CEO. “We bring a wide range of experience and talent in designing airport infrastructure, from terminals, retail tenant design and parking structures, to runways and taxiways.”

Stantec is providing full design services for the project, including the architectural, mechanical, electrical, structural,  and Leadership in Energy and Environmental Design (LEED) consulting services for the 40,000 Sq. M of new floor space. The project’s estimated completion date is late 2012.

“Airport terminals are the front door to their region, and with over 30 international airport terminals to our credit Stantec is one of North America’s premier airport terminal design firms,” says Stanis Smith, Stantec Sr. Vice President and Executive Principal for this project. “The new additions at the EIA will expand transborder, international and domestic facilities necessary to enhance the passenger experience and create a strong positive impression for residents and visitors alike.”

The expansion will add 13 new gates, additional retail, food and beverage space and enhance the flow of passengers through the terminal.

“The number of passengers served by EIA has grown incredibly in recent years,” says Reg Milley, President & CEO of Edmonton International Airport. “As the Airport has evolved into an expanding mid-size hub serving Northwestern Canada, Stantec has been a major partner in advancing EIA’s development as a significant economic driver for our region.”

Stantec has been involved in other major airport projects including the Vancouver International Airport in Vancouver British Columbia, Winnipeg International Airport, Winnipeg, Manitoba, Logan International Airport L-22 Runway project in Boston, MA, Chicago Midway Airport Retail Planning and Design, Chicago, Illinois and Lynden Pindling International Airport terminal in Nassau, Bahamas.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Heena Chavda Stantec Media Relations Tel: (780) 969-2174 Heena.chavda@stantec.com
One Team. Infinite Solutions.